LIGHTSPEED ANNOUNCES VOTING RESULTS FROM ITS ANNUAL AND SPECIAL SHAREHOLDERS’ MEETING

MONTREAL, July 31, 2026, /PRNewswire/ - Lightspeed Commerce Inc. ("Lightspeed" or the "Company") (TSX | NYSE: LSPD), the unified omnichannel platform powering ambitious retail, golf and hospitality businesses in over 100 countries, today announced the voting results for the items of business put forth by the Company at its annual and special shareholders meeting held on July 30th, 2026 (the “Meeting”).

Shareholders of the Company voted in favor of all items of business put forth at the Meeting by the Company. The voting results for each item of business at the Meeting are presented below.

1.Election of Directors

The seven (7) candidates proposed as directors were duly elected directors of the Company by a majority of the votes cast by the shareholders present or represented by proxy at the Meeting, as follows:

Name of Nominee	Votes For	%	Votes Against	%
Manon Brouillette	87,910,709	98.78%	1,089,920	1.22%
Dale Murray	87,206,302	97.98%	1,794,327	2.02%
Dax Dasilva	88,814,203	99.79%	186,427	0.21%
Nathalie Gaveau	88,067,937	98.95%	932,694	1.05%
Glen LeBlanc	88,701,374	99.66%	299,256	0.34%
Sameer Samat	88,076,056	98.96%	924,474	1.04%
Odilon Almeida	87,996,730	98.87%	1,003,900	1.13%

2.Appointment of Auditors

A ballot was conducted with respect to the appointment of PricewaterhouseCoopers LLP (“PwC”) as the Company’s auditors. According to the proxies received and ballots cast, PwC was appointed the Company’s auditors with the following results:

Votes For:        91,715,046 (99.54%)
Votes Withheld:     426,212 (0.46%)

3.Advisory Vote on Executive Compensation

A ballot was conducted with respect to approving an advisory, non-binding resolution on the Company’s approach to executive compensation as more fully described in the Company’s management information circular. According to the proxies received and ballots cast, such advisory, non-binding resolution on the Company’s approach to executive compensation was approved with the following results:

Votes For:        87,432,295 (98.16%)
Votes Against:     1,643,263 (1.84%)

4.Ordinary Resolution in respect of the Amended and Restated Omnibus Incentive Plan

A ballot was conducted with respect to approving an ordinary resolution, the full text of which is reproduced on Schedule D to the management information circular for the Meeting, to (1) approve an amendment to the Company’s Amended and Restated Omnibus Incentive Plan (as defined in the management information circular) to extend the term of such plan to the tenth (10th) anniversary of the Meeting and (2) approve all unallocated options, rights and other entitlements thereunder. According to the proxies received and ballots cast, such ordinary resolution in respect of the Amended and Restated Omnibus Incentive Plan was approved with the following results:

Votes For:        62,280,332 (70.04%)
Votes Against:     26,645,364 (29.96%)

Final voting results on all matters voted at the Meeting are available on Lightspeed’s website and on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov.

About Lightspeed

Lightspeed is the POS and payments platform powering businesses at the heart of communities in over 100 countries. As the partner of choice for ambitious retail, golf and hospitality entrepreneurs, Lightspeed helps businesses accelerate growth, deliver exceptional customer experiences, and run smarter across all channels and locations.

With fast, flexible omnichannel technology, Lightspeed brings together point of sale, ecommerce, embedded payments, inventory, reporting, staff and supplier management, financial services, and an exclusive wholesale retail network. Backed by insights, and expert support, Lightspeed helps businesses run more efficiently and focus on what they do best.

Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange and Toronto Stock Exchange (NYSE: LSPD) (TSX: LSPD), with teams across North America, Europe, and Asia Pacific.

For more information, see www.lightspeedhq.com.
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Forward-Looking Statements

This news release may include forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking statements"). Forward-looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions and are identified by words such as "will", "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions concerning matters that are not historical facts. Such statements are based on current expectations of Lightspeed's management and inherently involve numerous risks and uncertainties, known and unknown, including economic factors. A number of risks, uncertainties and other factors may cause actual results to differ materially from the forward-looking statements contained in this news release, including, among other factors, those risk factors identified in our most recent Management's Discussion and Analysis of Financial Condition and Results of Operations, under "Risk Factors" in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. Readers are cautioned to consider these and other factors carefully when making decisions with respect to Lightspeed's subordinate voting shares and not to place undue reliance on forward-looking statements. Forward-looking statements contained in this news release are not guarantees of future performance and, while forward-looking statements are based on certain assumptions that Lightspeed considers reasonable, actual events and results could differ materially from those expressed or implied by forward-looking statements made by Lightspeed. Except as may be expressly required by applicable law, Lightspeed does not undertake any obligation to update publicly or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Asha Bakshani

Chief Financial Officer

Gus Papageorgiou

Head of Investor Relations

investorrelations@lightspeedhq.com

SOURCE Lightspeed Commerce Inc.